                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 Hybridon, Inc.
             (Exact Name of Registrant as Specified in its Charter)


          Delaware                                                04-3072298
(State or Other Jurisdiction                                    (IRS Employer
      of Incorporation)                                      Identification No.)


                345 Vassar Street, Cambridge, Massachusetts 02139
               (Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number
to which this form relates:                             Not applicable
                                                        --------------
                                                        (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class            Name of Each Exchange on Which
          to be so Registered            Each Class is to be Registered
          -------------------            ------------------------------
             Not applicable                      Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

              Common Stock (and associated Series C Stock Purchase
                       Rights), $.001 par value per share
                       ----------------------------------
                                (Title of Class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


GENERAL

      Our restated certificate of incorporation, as amended (the "Certificate of Incorporation") authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 1,500,000 are designated Series A convertible preferred stock and 100,000 shares are designated Series C junior participating preferred stock. The rights and preferences of the remaining authorized preferred stock may be established from time to time by our board of directors. As of December 10, 2001, 45,373,616 shares of common stock were outstanding. As of December 10, 2001, 640,166 shares of Series A convertible preferred stock were outstanding. Additional shares of Series A convertible preferred stock may be issued from time to time as dividends on the outstanding Series A convertible preferred stock. The Series C junior participating preferred stock was designated on December 10, 2001 in connection with the Rights Plan described below. No shares of Series C junior participating preferred stock are outstanding as of the date of this filing.

      The following description of our capital stock is qualified in its entirety by reference to our Certificate of Incorporation, and amended and restated bylaws (the "Bylaws"), copies of which have been filed with the Securities and Exchange Commission.

COMMON STOCK

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities, including without limitation liabilities under the unit purchase agreement described below, and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

      Pursuant to the terms of a unit purchase agreement dated as of May 5, 1998, we issued and sold a total of 9,597,476 shares of common stock (the "Put Shares") at a price of $2.00 per share. Under the terms of the unit purchase agreement, the initial purchasers (the "Put Holders") of the Put Shares have the right (the "Put Right") to require us to repurchase the Put Shares. The Put Right may not be exercised by any Put Holder unless:

      - we liquidate, dissolve or wind up our affairs pursuant to applicable bankruptcy law, whether voluntarily or involuntarily;

      - all of our indebtedness and obligations, including without limitation the indebtedness under our outstanding notes, has been paid in full; and


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      -     all rights of the holders of any series or class of capital stock ranking prior and senior to the common stock with respect to liquidation, including without limitation the Series A convertible preferred stock, have been satisfied in full.

      We may terminate the Put Right upon written notice to the Put Holders if the closing sales price of our common stock exceeds $4.00 per share for the twenty consecutive trading days prior to the date of notice of termination. Because the Put Right is not transferable, in the event that a Put Holder has transferred Put Shares since May 5, 1998, a Put Right with respect to those shares have terminated. As a consequence of the Put Right, in the event we are liquidated, holders of shares of common stock that do not have Put Rights with respect to such shares may receive smaller distributions per share upon our liquidation than if there were no Put Rights outstanding.

PREFERRED STOCK

      Under the terms of our Certificate of Incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock may provide desirable flexibility in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.


SHAREHOLDER RIGHTS PLAN

      On December 10, 2001, our Board of Directors, declared a dividend of one Right for each outstanding share of our common stock to stockholders of record at the close of business on January 7, 2002 (the "Record Date"). Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"), at a Purchase Price of $13.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated December 10, 2001 (the "Rights Agreement") between us and Mellon Investor Services LLC, as Rights Agent.

      Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of common stock, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock, and the Distribution Date will occur, upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions and certain acquisitions of additional shares of Series A Preferred Stock as payment-in-kind dividends will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the common stock certificates outstanding on the Record Date, together with the Summary of Rights, or by new common stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights


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will be transferred with and only with such common stock certificates; and (iii)
the surrender for transfer of any certificates for common stock outstanding
(with or without a copy of the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire upon the close of business on December 10, 2011 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

      In the event that any Person becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of our common stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of common stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

      For example, at an exercise price of $13.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $13.00 such number of shares of common stock (or other consideration, as noted above) as equals $13.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the common stock. Assuming that the common stock had a market price of $6.50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock, having a market value of 4 x $6.50, or $26.00, for $13.00.

      In the event that, at any time after any Person becomes an Acquiring Person, (i) we are consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if we are the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

      For example, at an exercise price of $13.00 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $13.00 such number of shares of common stock of the acquiring company as equals $13.00 divided by one-half of the current market price (as defined in the Rights


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Agreement) of such common stock. Assuming that such common stock had a market price of $6.50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 4 x $6.50, or $26.00, for $13.00.

      At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the common stock, our Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series C Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      The Purchase Price payable, and the number of units of Series C Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock, (ii) if holders of the Series C Preferred Stock are granted certain rights or warrants to subscribe for Series C Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Series C Preferred Stock, or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of common stock is also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series C Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series C Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise.

      Series C Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series C Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series C Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series C Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series C Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series C Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

      At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by our Board of Directors) after the Stock Acquisition Date, the we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights


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will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

      Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

      The Rights are intended to protect the our stockholders in the event of an unfair or coercive offer to acquire us and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board. The Rights should not interfere with any merger or other business combination approved by the Board.

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

DELAWARE LAW AND OUR CHARTER AND BY-LAWS PROVISIONS

      Our Certificate of Incorporation divides our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our Certificate of Incorporation provides that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our shares of capital stock entitled to vote. Under our Certificate of Incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Hybridon.

      Our Certificate of Incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our Certificate of Incorporation further provides that special meetings of the stockholders may only be called by our Chief Executive Officer or, if the office of Chief Executive Officer is vacant, our President, or by the Board of Directors. Under our Bylaws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with the advance notice requirements set forth in the Bylaws. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if third party acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.


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      The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's Certificate of Incorporation or Bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

      Our Certificate of Incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law by the director. Further, our Certificate of Incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.


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ITEM 2. EXHIBITS.

 Exhibit Number         Description
 --------------         -----------
            4.1         Restated Certificate of Incorporation of the Registrant,
                        as amended to date.

            4.2         Amended and Restated By-Laws of the Registrant
                        (incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File
                        No. 33-99024)).

            4.3         Rights Agreement dated December 10, 2001 between
                        Hybridon, Inc. and Mellon Investor Services LLC, as rights agent, which includes as Exhibit A the Form of Certificate of Designations of Series C Junior
                        Participating Preferred Stock, as Exhibit B the Form of
                        Rights Certificate and as Exhibit C the Summary of
                        Rights to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, File No. 0-27352 filed on December 21,
                        2001).


                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

December 21, 2001                       HYBRIDON, INC.


                                        By:    /s/ Stephen Seiler
                                        Name:  Stephen Seiler
                                        Title: Chief Executive Officer


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
                                  Exhibit Index



 Exhibit Number         Description
 --------------         -----------
            4.1         Restated Certificate of Incorporation of the Registrant,
                        as amended to date.

            4.2         Amended and Restated By-Laws of the Registrant
                        (incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File
                        No. 33-99024)).

            4.3         Rights Agreement dated December 10, 2001 between
                        Hybridon, Inc. and Mellon Investor Services LLC, as rights agent, which includes as Exhibit A the Form of Certificate of Designations of Series C Junior
                        Participating Preferred Stock, as Exhibit B the Form of
                        Rights Certificate and as Exhibit C the Summary of
                        Rights to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, File No. 0-27352, filed on December 21,
                        2001).


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